Exhibit 99.1

Nomad Foods Presents at the Consumer Analyst Group of New York Conference; Provides Preliminary Fourth Quarter and Full Year 2019 Financial Commentary

Company expects to report fourth quarter and full year organic revenue growth of 1.7% and 2.1%, respectively
Full year 2019 Adjusted EBITDA is expected to be approximately €432 million, exceeding the high end of prior guidance

FELTHAM, England - February 19, 2020 - Nomad Foods Limited (NYSE: NOMD) today announced that management will present at the Consumer Analyst Group of New York (CAGNY) Conference in Boca Raton, Florida at 4pm EST. In advance of its presentation, the Company is providing preliminary commentary for the three and twelve-month periods ended December 31, 2019 which are scheduled to be reported on Thursday February 27, 2020 before New York Stock Exchange Market open. The Company is also providing initial guidance for the full year 2020.

•	Fourth quarter 2019 organic revenue growth is expected to be 1.7% and Adjusted EBITDA of approximately €116 million

•	Full year 2019 organic revenue growth is expected to be 2.1% and Adjusted EBITDA of approximately €432 million

•	The Company expects 2020 organic revenue growth in the low-single digit range and Adjusted EBITDA of approximately €440 to €445 million
Management Comments
Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “Fourth quarter and full year 2019 Adjusted EBITDA are expected to exceed our prior guidance, marking our third consecutive year of profitable organic revenue growth. These results continue to be fueled by our proven strategy, investments behind our brands and a highly engaged organization focused on consistent execution. This winning formula will serve as our foundation in 2020 as we look to deliver another year of growth through numerous strategic opportunities including the expansion of Green Cuisine, our plant protein sub-brand, across Continental Europe. Backed by the power of our European infrastructure and its unique market positioning, Green Cuisine will fulfill consumers’ growing appetite for frozen meat-free food products that are not only better for the planet, but also better for them. We expect Green Cuisine to be highly complementary to our existing frozen fish and vegetable businesses and to generate at least €100 million in revenue by 2022.”

CAGNY Presentation
As previously announced, the Company is scheduled to present today at 4:00 p.m. ET at the 2020 Consumer Analyst Group of New York (CAGNY) Conference. A video webcast and slides from the presentation will be made available on Nomad Foods’ website at http://www.nomadfoods.com.

The Company expects to release its full results for fiscal fourth quarter and full year ended December 31, 2019 on Thursday, February 27, 2020. The Company does not plan to release preliminary financial information on an ongoing basis. The information above is preliminary and based upon information available as of the date of this release.

Fourth Quarter Earnings Conference Call and Webcast
The Company will host a conference call with members of the executive management team on Thursday, February 27, 2020, at 1:30 p.m. GMT (8:30 a.m. Eastern Standard Time). Investors interested in participating in the live call can dial +1-800-263-0877 from North America. International callers can dial +1-646-828-8143.

In addition, the call will be broadcast live over the Internet hosted at the “Investor Relations” section of the Company’s website at http://www.nomadfoods.com. The webcast will be archived for 30 days. A replay of the conference call will be available on the Company website for two weeks following the event and can be accessed by listeners in North America by dialing +1-844-512-2921 and by international listeners by dialing +1-412-317-6671; the replay pin number is 3058805.

Nomad Foods Contacts
Investor Relations Contacts
Taposh Bari, CFA
Nomad Foods Limited
+1-718-290-7950

Exhibit 99.1

John Mills
ICR, Partner
+1-646-277-1254

Media Contact
Felipe Ucros
Gladstone Place Partners
+1-212-230-5930

About Nomad Foods
Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. The company's portfolio of iconic brands, which includes Birds Eye, Findus, Iglo, Aunt Bessie's and Goodfella's, have been a part of consumers' meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com

Forward Looking Statements
Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including the Company’s: (i) beliefs regarding the ability of the Company’s strategy to deliver future growth through strategic opportunities including Green Cuisine; (ii) expectations regarding the expansion of Green Cuisine across Continental Europe, the expected impact of Green Cuisine on the Company’s growth, Green Cuisine’s ability to complement the Company’s existing businesses, and the amount and timing of anticipated revenues from Green Cuisine; (iii) beliefs regarding Green Cuisine’s unique marketing position and its ability to fulfill consumer’s growing appetite for frozen meat-free products; and (iv) expectations regarding the Company’s preliminary fourth quarter and full year 2019, and its future operating and financial performance, including its preliminary fourth quarter and full year 2019 and 2020 guidance with respect to organic revenue growth and Adjusted EBITDA. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including (i) the risk that the Company’s actual financial results for the fourth quarter and full year 2019 may differ materially from those set forth in this press release as a result of the completion of year-end closing procedures, final adjustments, or other developments arising between now and the time that our financial results are finalized; (ii) the Company’s ability to successfully implement its strategies or strategic initiatives and recognize the anticipated benefits of such strategic initiatives; (iii) the Company’s ability to accurately predict the performance of its Green Cuisine brand and its impact on the Company’s growth; (iv) the Company’s ability to effectively compete in its markets, including the ability of Green Cuisine to effectively compete in Continental Europe; (v) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (vi) the effects of reputational damage from unsafe or poor quality food products; (vii) the risk that securities markets will react negatively to actions by the Company; (viii) the adequacy of the Company’s cash resources to achieve its anticipated growth agenda; (ix) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (x) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xi) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials; (xii) the Company’s ability to protect its brand names and trademarks; (xiii) uncertainty about the terms of the trade agreement between the UK and the EU associated with Brexit, as well as the potential adverse impact of Brexit on currency exchange rates, global economic conditions and cross-border agreements that affect the Company’s business; (xiv) loss of the Company’s financial arrangements with respect to receivables factoring; (xv) the loss of any of the Company’s major customers or a decrease in demand for its products; (xvi) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; (xvii) the Company’s ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions; (xviii) the Company’s failure to comply with, and liabilities related to, environmental, health and safety laws and regulations; (xix) changes in applicable laws or regulations; and (xx) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Exhibit 99.1

Nomad Foods Limited
Adjusted Financial Information

Appendix 1: Reconciliation from reported to organic revenue growth
Year on Year Growth - December 31, 2019 compared with December 31, 2018:

	Three Months Ended December 31, 2019	Twelve Months Ended December 31, 2019
	YoY Growth	YoY Growth
Reported Revenue Growth	2.2%	7.0%

Of which:
Organic Revenue Growth	1.7%	2.1%
Acquisitions	—%	4.9%
Translational FX (a)	0.5%	—%
Total	2.2%	7.0%

(a)
Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.